UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

In the Matter of SCANA Corporation	CERTIFICATE PURSUANT TO RULE
(File No. 70-10087)	24 UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935

This Certificate of Notification is filed by SCANA Corporation (SCANA), a South Carolina corporation, pursuant to Rule 24 (17 C.F.R. S250.24). Such filing is made in connection with SCANA’s Form U-1 Application, as amended (the Application), and authorized by the order (the Order) of the Securities and Exchange Commission (the Commission) dated February 12, 2003, in the above-referenced file. The Order directed that SCANA file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each calendar quarter. This certificate reports transactions from the period July 1, 2005 through September 30, 2005. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application.

1.	SCANA Common Stock sold during the quarter:

None

2.	SCANA Common Stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans:

Options to purchase 12,211 shares of SCANA common stock were exercised pursuant to the SCANA Corporation Long-Term Equity Compensation Plan, 134,348 shares of SCANA common stock were issued pursuant to the SCANA Investor Plus Plan, and 298,066 shares of SCANA common stock were issued pursuant to employee benefit plans.

3.	SCANA Common Stock transferred to a seller of securities of a company being acquired:
None

4.	SCANA guarantees issued during the quarter:

The guarantees below remain in effect until the earlier of contract fulfillment or termination by SCANA. With respect to transactions originating prior to the date of termination, the guarantee remains in effect until the underlying obligations are satisfied. The guarantees are issued in order to facilitate the energy purchasing activities of SCANA and its subsidiaries.

SCANA issued a guarantee to Atmos Energy Marketing, LLC for SCANA Energy Marketing, Inc. (SEMI) in the amount of $5.0 million.

SCANA increased the guarantee amount on a previous guarantee issued to Chevron Natural Gas for SEMI from $7.0 million to $10.0 million.

SCANA issued a guarantee to Constellation Energy Commodities Group, Inc. for SEMI in the amount of $4.0 million.

SCANA issued a guarantee to Cook Inlet Energy Supply L.L.C. for SEMI in the amount of $7.0 million.

SCANA issued a guarantee to National Energy & Trade, L.P. for SEMI in the amount of $10.0 million.

SCANA increased the guarantee amount on a previous guarantee issued to NJR Energy Services Company for SEMI from $2.0 million to $4.0 million.

SCANA increased the guarantee amount on a previous guarantee issued to Progress Ventures, Inc. for SEMI from $1.5 million to $2.0 million.

SCANA issued a guarantee to Statoil Natural Gas, LLC for SEMI in the amount of $5.0 million.

SCANA issued a guarantee to Western Gas Resources, Inc. for SEMI in the amount of $5.0 million.

SCANA increased the guarantee amount on a previous guarantee issued to UBS AG for SEMI from $5.0 million to $10.0 million.

SCANA issued a guarantee to The Greenwood Commissioners of Public Works for SEMI in the amount of $4.0 million.

SCANA issued a guarantee to Constellation Energy Commodities Group, Inc. for South Carolina Pipeline Corporation (SCPC) in the amount of $7.0 million.

SCANA issued a guarantee to Louis Dreyfus Energy Services, L.P. for SCPC in the amount of $20.0 million.

SCANA increased the guarantee amount on a previous guarantee issued to Sequent Energy Management, L.P. for SCPC from $10.0 million to $13.5 million.

In aggregate, the exposure in regards to guarantees issued and outstanding by SCANA does not exceed $600 million as authorized in the Order.

5.	The amount and terms of any financings consummated by any utility or Intermediate Subsidiary, including short-term debt by SCANA and the issuance of any other securities during the quarter:

A.	Utility Subsidiary short-term debt issuances:

See Exhibit C-2 for Utility Money Pool activity.

South Carolina Electric & Gas Company:

Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $0.5 million to $83.3 million, at interest rates ranging from 3.32% to 3.85%.

The maximum amount of short-term indebtedness of South Carolina Electric & Gas Company outstanding at any time during the period was $350.0 million.

Public Service Company of North Carolina, Incorporated:

Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $1.0 million to $8.1 million, at interest rates ranging from 3.74% to 3.90%.

The maximum amount of short-term indebtedness of Public Service Company of North Carolina, Incorporated outstanding at any time during the period was $22.9 million.

South Carolina Generating Company, Inc.:

None

B.	Public Service Company of North Carolina, Incorporated long-term debt issuances not exempt under Rule 52:

None

C.	South Carolina Generating Company, Inc. long-term debt issuances not exempt under Rule 52:

None

D.	SCANA debt issuances:

SCANA’s 364-Day Revolving Credit Agreements expired or were terminated on September 27, 2005 and replaced by a new 364-Day Revolving Credit Agreement that will expire on September 26, 2006. The principal amount of the credit agreements is $50 million in Promissory Notes with Bank of America, N.A. and $50 million in Promissory Notes with UBS Loan Finance LLC. The applicable interest rates, ranging from LIBOR plus 0.35% to 1.12%, will be based upon the debt rating of SCANA.

E.	Debt issuances by Intermediate Subsidiaries:

None

6.	Registration Statements filed with the Commission pursuant to the Securities Act of 1933 during the quarter:

None

7.	Nonutility subsidiary financings consummated during the quarter that are not exempt under Rule 52:

None

8.	Hedge Instruments or Anticipatory Hedges entered into during the quarter:

None

9.	Investments in Intermediate or Financing Subsidiaries during the quarter:

None

10.	Forms U-6B-2 filed with the Commission during the quarter:

South Carolina Electric & Gas Company filed two Forms U-6B-2 on July 11, 2005.

11.	Consolidated and separate balance sheets as of the end of the quarter for each company that engaged in jurisdictional financing transactions during the quarter:

SCANA Consolidated Balance Sheet (Exhibit A-1).

South Carolina Electric & Gas Company Balance Sheet (Exhibit A-2).

Public Service Company of North Carolina, Incorporated Balance Sheet (Exhibit A-3).
South Carolina Generating Company, Inc. Balance Sheet ( Exhibit A-4).

12.	Capital Structures of SCANA and each Utility Subsidiary:

See Exhibit Index

13.	Maximum borrowings from and loans to the Utility Money Pool and the Nonutility Money Pool and the interest rate applied during the quarter:

See Exhibit Index

14.	Dividends paid by Nonutility subsidiaries out of capital or unearned surplus:

None

15.	Development or Administrative activities conducted by SCANA and its subsidiaries during the quarter:

None

16.	Internal reorganization of subsidiaries during the quarter:

None

17.	Information related to the allocation of the holding company’s federal income tax liability:
See Exhibit Index

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

SCANA Corporation
Registrant

By:	/s/James E. Swan, IV

James E. Swan, IV
(Name)

Controller
(Title)
Dated: November 22, 2005

EXHIBITS

A-1	Balance Sheet for SCANA Corporation as of September 30, 2005 (Filed herewith)
A-2	Balance Sheet for South Carolina Electric & Gas Company as of September 30, 2005 (Filed herewith)
A-3	Balance Sheet for Public Service Company of North Carolina, Incorporated as of September 30, 2005 (Filed herewith)
A-4	Balance Sheet for South Carolina Generating Company, Inc. as of September 30, 2005 (Filed herewith)
B	Capital Structures of SCANA and each Utility Subsidiary (Filed herewith)
C-1	Nonutility Money Pool Activity for the quarter ended September 30, 2005 (Filed herewith)
C-2	Utility Money Pool Activity for the quarter ended September 30, 2005 (Filed herewith)
D
Calculation of the Holding Company’s loss attributable to interest expense on acquisition debt and the allocation of federal income tax liability to the members of the consolidated group (Filed herewith)

                                Exhibit A-1

SCANA CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)

September 30,
Millions of dollars	2005
Assets
Utility Plant In Service	$8,854
Accumulated depreciation and amortization	(2,623)
6,231
Construction work in progress	171
Nuclear fuel, net of accumulated amortization	33
Acquisition adjustments	230
Utility Plant, Net	6,665

Nonutility Property and Investments:
Nonutility property, net of accumulated depreciation of $60	104
Assets held in trust, net - nuclear decommissioning	51
Investments	61
Nonutility Property and Investments, Net	216

Current Assets:
Cash and cash equivalents	171
Receivables, net of allowance for uncollectible accounts of $13	546
Receivables - affiliated companies	23
Inventories (at average cost):
Fuel	236
Materials and supplies	75
Emission allowances	55
Prepayments and other	72
Total Current Assets	1,178

Deferred Debits:
Environmental	25
Pension asset, net	299
Other regulatory assets	408
Other	167
Total Deferred Debits	899
Total	$8,958

September 30,
Millions of dollars	2005
Capitalization and Liabilities

Shareholders’ Investment:
Common equity	$2,642
Preferred stock (Not subject to purchase or sinking funds)	106
Total Shareholders’ Investment	2,748
Preferred Stock, net (Subject to purchase or sinking funds)	8
Long-Term Debt, net	2,937
Total Capitalization	5,693

Current Liabilities:
Short-term borrowings	367
Current portion of long-term debt	184
Accounts payable	330
Accounts payable - affiliated companies	23
Customer deposits and customer prepayments	64
Taxes accrued	84
Interest accrued	49
Dividends declared	47
Other	106
Total Current Liabilities	1,254

Deferred Credits:
Deferred income taxes, net	888
Deferred investment tax credits	120
Asset retirement obligation - nuclear plant	130
Other asset retirement obligations	478
Postretirement benefits	146
Other regulatory liabilities	108
Other	141
Total Deferred Credits	2,011

Commitments and Contingencies	-
Total	$8,958

                                Exhibit A-2

SOUTH CAROLINA ELECTRIC & GAS COMPANY
CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)

September 30,
Millions of dollars	2005
Assets
Utility Plant In Service	$7,569
Accumulated depreciation and amortization	(2,223)
5,346
Construction work in progress	147
Nuclear fuel, net of accumulated amortization	33
Utility Plant, Net	5,526

Nonutility Property and Investments:
Nonutility property, net of accumulated depreciation	27
Assets held in trust, net - nuclear decommissioning	51
Investments	6
Nonutility Property and Investments, Net	84

Current Assets:
Cash and cash equivalents	14
Receivables, net of allowance for uncollected accounts of $2	334
Receivables - affiliated companies	35
Inventories (at average cost):
Fuel	54
Materials and supplies	69
Emission allowances	55
Prepayments and other	14
Total Current Assets	575

Deferred Debits:
Environmental	15
Pension asset, net	299
Due from affiliates - pension and postretirement benefits	23
Other regulatory assets	395
Other	139
Total Deferred Debits	871
Total	$7,056

September 30,
Millions of dollars	2005
Capitalization and Liabilities

Shareholders’ Investment:
Common equity	$2,341
Preferred stock (Not subject to purchase or sinking funds)	106
Total Shareholders’ Investment	2,447
Preferred Stock, net (Subject to purchase or sinking funds)	8
Long-Term Debt, net	1,843
Total Capitalization	4,298

Minority Interest	82

Current Liabilities:
Short-term borrowings	350
Current portion of long-term debt	179
Accounts payable	97
Accounts payable - affiliated companies	95
Customer deposits and customer prepayments	33
Taxes accrued	108
Interest accrued	30
Dividends declared	40
Other	53
Total Current Liabilities	985

Deferred Credits:
Deferred income taxes, net	743
Deferred investment tax credits	119
Asset retirement obligation - nuclear plant	130
Other asset retirement obligations	385
Due to affiliates - pension and postretirement benefits	13
Postretirement benefits	146
Other regulatory liabilities	85
Other	70
Total Deferred Credits	1,691
Commitments and Contingencies	-
Total	$7,056

                                                                                            Exhibit A-3

PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)

September 30,
Millions of dollars	2005
Assets
Gas Utility Plant	$988
Accumulated depreciation	(280)
Acquisition adjustment	210
Gas Utility Plant, Net	918
Nonutility Property and Investments, Net	27
Current Assets:
Cash and cash equivalents	2
Restricted cash and temporary investments	1
Receivables, net of allowance for uncollectible accounts of $1	37
Receivables-affiliated companies	3
Inventories (at average cost):
Stored gas	88
Materials and supplies	6
Prepayments	8
Derivative financial instruments	11
Deferred income taxes, net	2
Other	-
Total Current Assets	158
Deferred Debits:
Due from affiliate-pension asset	11
Regulatory assets	18
Other	3
Total Deferred Debits	32
Total	$1,135

September 30,
Millions of dollars	2005

Capitalization and Liabilities
Capitalization:
Common equity	$522
Long-term debt, net	270
Total Capitalization	792
Current Liabilities:
Short-term borrowings	17
Current portion of long-term debt	3
Accounts payable	39
Accounts payable-affiliated companies	3
Customer deposits and customer prepayments	14
Taxes accrued	5
Interest accrued	4
Distributions/dividends declared	4
Other	4
Total Current Liabilities	93
Deferred Credits:
Deferred income taxes, net	107
Deferred investment tax credits	1
Due to affiliate-postretirement benefits	19
Other regulatory liabilities	21
Asset retirement obligations	89
Other	13
Total Deferred Credits	250
Commitments and Contingencies	-
Total	$1,135

                               Exhibit A-4

SOUTH CAROLINA GENERATING COMPANY, INC.
CONDENSED BALANCE SHEET
(Unaudited)

September 30,
Millions of dollars	2005
Assets
Utility Plant In Service	$394
Accumulated depreciation and amortization	(134)
260
Construction work in progress	1
Utility Plant, Net	261

Current Assets:
Cash and cash equivalents	9
Receivables - affiliated companies	24
Inventories (at average cost):
Fuel	13
Materials and supplies	2
Prepayments	3
Total Current Assets	51

Deferred Debits:
Other regulatory assets	11
Other	1
Total Deferred Debits	12
Total	$324

September 30,
Millions of dollars	2005
Capitalization and Liabilities

Shareholders’ Investment:
Common equity	$81
Long-Term Debt, net	162
Total Capitalization	243

Current Liabilities:
Current portion of long-term debt	4
Accounts payable	6
Taxes accrued	13
Interest accrued	2
Dividends declared	1
Total Current Liabilities	26

Deferred Credits:
Deferred income taxes, net	46
Deferred investment tax credits	5
Other regulatory liabilities	4
Total Deferred Credits	55
Commitments and Contingencies	-
Total	$324

Exhibit B
SCANA Corporation
Consolidated Capital Structure
September 30, 2005
(Dollars in Millions)

		% of Total
	Actual	Capitalization

Common equity	$2,642	42.3%

Preferred stock	$114	1.8%

Debt (long and short-term)	$3,488	55.9%

Total	$6,244	100.0%

South Carolina Electric & Gas Company
Consolidated Capital Structure
September 30, 2005
(Dollars in Millions)

		% of Total
	Actual	Capitalization

Common equity	$2,341	48.5%

Preferred stock	$114	2.4%

Debt (long and short-term)	$2,372	49.1%

Total	$4,827	100.0%

Public Service Company of North Carolina, Incorporated
Consolidated Capital Structure
September 30, 2005
(Dollars in Millions)

		% of Total
	Actual	Capitalization

Common equity	$522	64.3%

Debt (long and short-term)	$290	35.7%

Total	$812	100.0%

South Carolina Generating Company, Inc.
Capital Structure
September 30, 2005
(Dollars in Millions)

		% of Total
	Actual	Capitalization

Common equity	$81	32.8%

Debt (long and short-term)	$166	67.2%

Total	$247	100.0%

				Exhibit C-1

Nonutility Money Pool Activity
For the quarter ended September 30, 2005

	Aggregate	Aggregate	Aggregate	Aggregate
	Borrowings	Receipts	Contributions	Withdrawals
Company Receiving Advances	During the Period (1) (2)	During the Period	During the Period (2)	During the Period

ServiceCare, Inc.	-	-	2,400,000	1,250,000
South Carolina Pipeline Corporation	-	-	97,000,000	97,300,000
SCANA Energy Marketing, Inc.	140,690,000	135,486,000	192,280,000	190,630,000
SCANA Services, Inc.	105,000,000	105,100,000	-	-
SCG Pipeline, Inc.	-	-	2,000,000	700,000
SCANA Communications, Inc.	-	-	61,500,000	-

(1) Due on demand
(2) Interest rate at end of quarter: 3.605%

				Exhibit C-2

Utility Money Pool Activity
For the quarter ended September 30, 2005

	Aggregate	Aggregate	Aggregate	Aggregate
	Borrowings	Receipts	Contributions	Withdrawals
Company Receiving Advances	During the Period (1) (2)	During the Period	During the Period (2)	During the Period

South Carolina Generating Company, Inc.	-	-	1,500,000	-
South Carolina Electric & Gas Co.	71,900,000	81,400,000	-	-

(1) Due on demand
(2) Interest rate at end of quarter: 3.560%

Exhibit D

(1) Calculation of the portion of the holding Company’s loss that is attributable to interest expense on acquisition debt and (2) the actual allocation of federal income tax liability to each of the members of the consolidated group.

1. Portion of SCANA’s loss (pre-tax) attributable to interest expense on acquisition debt for 2004:

Acquisition Debt	Interest	Interest
Outstanding	Rate	Expense

$150,000,000 (A)	1.95% (A)	$2,895,434
300,000,000	6.88%	17,092,322
250,000,000	6.25%	12,866,897
Total		$32,854,653

(A) Weighted average variable rate

2.	Allocation of 2004 federal income tax liability to each member of the consolidated group:

Allocated
Company	Tax Liability

SCANA	$(10,924,172)
SCE&G	20,269,477
South Carolina Generating Company	2,096,079
South Carolina Fuel Company	2,579,760
South Carolina Pipeline Corporation	1,441,952
SCANA Communications SubConsolidated Group	1,807,697
SCANA Development	81,066
SCANA Energy Marketing, Inc.	12,418,968
Primesouth SubConsolidated Group	3,001,249
Public Service Company of North Carolina, Incorporated	4,587,974
ServiceCare	1,071,095
SCANA Resources	(22,048)
SCG Pipeline	580,392
SCANA Services Company	(1,637,080)
Total (per 2004 consolidated federal income tax return)	$37,352,409